Henkel

A Brand like a Friend

04012622

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED FEB 03 2004 WASH. D.C. 155 SECTION

Datum / Date	2004-02-02	Abteilung / Dept.	VJC / T. Kühn
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2463
		E-Mail / E-mail	Thomas-Gerd.Kuehn@henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

SUPPL

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Dividend increase proposed - Henkel: Excellent earnings".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

HENKEL KGaA

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

T. Kuehn

H. Nicolas

Encl.

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02.02.2004 07:41
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Thema: Press Release "Henkel: Excellent earnings"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Henkel: Excellent earnings", which we just distributed to the media.

With my very best regards

Ernst Primosch

Presseinformation

Press Release

Dividend increase proposed

Henkel: Excellent earnings

Fiscal 2003 operating profit (EBIT) and net earnings of the Henkel Group markedly exceeded the previous year's results. All figures have already been finally audited. Review and endorsement of the annual financial statements by the Supervisory Board is scheduled for mid-February. Henkel will be presenting its 2003 financial statements at its press conference and analysts' meeting in Düsseldorf on February 25, 2004.

"Henkel looks back on a successful year 2003," said Prof. Dr. Ulrich Lehner, Henkel's President and CEO. "We are satisfied with the results achieved and are confident as we move into fiscal 2004."

Düsseldorf – In fiscal 2003, the Henkel Group realized sales of 9,436 million euros, a decrease of 2.3 percent. After adjusting for foreign exchange effects, sales rose by 4.2 percent. Organic growth – after adjusting for foreign exchange effects and acquisitions/divestments – amounted to 3.0 percent. Operating profit (EBIT) for the full year rose by 6.0 percent to 706 million euros with all business sectors contributing to this very positive development. The special gain (81 million euros) from the sale of our stake in Wella and the one-time expenses from the extended restructuring measures (85 million euros) were almost completely offset in terms of their effect on operating profit. After adjusting for foreign exchange effects, operating profit was 11.7 percent up on the prior-year figure, with Consumer and Craftsmen Adhesives and Henkel Technologies both reporting a double-digit percentage improvement. The return on sales (EBIT) rose 0.6 percentage points to 7.5 percent.

Financial items improved to 62 million euros, due mainly to higher net income from participations. The tax rate decreased to 31,0 percent. After minority interests (11 million euros), net earnings for the year amounted to 519 million euros, an increase of 19.3 percent over the prior-year figure. At 3.65 euros, earnings per preferred share were also up 19.3 percent on 2002. Excluding the proceeds from the Clorox share buy-back (30 million euros), earnings per preferred share rose 12.4 percent to 3.44 euros. The Management Board intends to propose an increase in the dividend payout from 1.12 euros to 1.20 euros per preferred share, and from 1.06 euros to 1.14 euros per ordinary share.

At 3,074 million euros, sales at the **Laundry & Home Care** business sector were 1.8 percent down on the previous year. After adjusting for foreign exchange effects, sales rose by 3.1 percent. Operating profit increased by 7.3 percent to 287 million euros. After adjusting for foreign exchange effects, growth was 9.1 percent. The return on sales (EBIT) improved by 0.8 percentage points to 9.3 percent.

At the **Cosmetics/Toiletries** business sector, sales decreased by 1.4 percent to 2,086 million euros. After adjusting for foreign exchange effects, sales rose by 3.3

percent. Operating profit improved by 5.4 percent to 194 million euros. After adjusting for foreign exchange effects, it rose 9.2 percent. The return on sales (EBIT) increased 0.6 percentage points to 9.3 percent.

Sales at the business sector **Consumer and Craftsmen Adhesives** fell by 0.3 percent to 1,313 million euros. After adjusting for foreign exchange effects, sales rose by 7.9 percent. Operating profit increased by 14.6 percent to 141 million euros. After adjusting for foreign exchange effects, it rose by 24.1 percent. The return on sales (EBIT) improved by 1.4 percentage points to 10.8 percent.

Sales at **Henkel Technologies** showed a decline of 3.5 percent to 2,666 million euros. After adjusting for foreign exchange effects, sales rose by 5.9 percent. Operating profit increased by 4.9 percent to 194 million euros. After adjusting for foreign exchange effects, growth was 19.2 percent. The return on sales (EBIT) increased 0.6 percentage points to 7.3 percent.

Fourth Quarter 2003

At 2,350 million euros, sales at the Henkel Group in the fourth quarter of 2003 were 1.4 percent below the comparable prior-year figure. After adjusting for foreign exchange effects, sales rose by 4.2 percent. Organic sales growth was 4.1 percent. Compared with the figure for the prior-year quarter, operating profit (EBIT) increased by 5.8 percent to 186 million euros. After adjusting for foreign exchange effects, EBIT rose by 10.2 percent on the comparable 2002 quarter. The return on sales (EBIT) increased by 0.5 percentage points to 7.9 percent. At 1.14 euros, earnings per preferred share in the fourth quarter of 2003 were up 34.1 percent over the figure for the prior-year quarter. Excluding the proceeds from the Clorox share buy-back, earnings per preferred share increased by 9.4 percent to 0.93 euros.

Outlook

For 2004, the Henkel Group plans an organic sales growth (after adjusting for foreign exchange effects and acquisitions/divestments) of 3 to 4 percent and an increase in operating profit, after adjusting for foreign exchange effects, in excess of 10 percent. Effects from the planned acquisition of The Dial Corporation are not included.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives,

Sealants and Surface Treatment. 50,000 employees work for the Henkel Group worldwide. People in 126 countries around the world trust in brands and technologies from Henkel.

February 2, 2004

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to update these forward-looking statements.

Henkel Group
Corporate Communications
Ernst Primosch
Tel.: +49-211-797-3533
Fax: +49-211-798-9208

Lars Witteck
Tel.: +49-211-797-2606
Fax: +49-211-798-9208

press@henkel.com
press.henkel.com

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